TERMS AND CONDITIONS

The Royal Bank of Scotland Group plc
27,000,000 American Depositary Shares, Series Q
Representing
6.750% Non-cumulative Dollar Preference Shares, Series Q
(Nominal Value of US$.01 each)

Physical Bookrunner:	Citigroup
Joint Bookrunner:	RBS Greenwich Capital
Senior Co-Managers:	Merrill Lynch & Co.
Morgan Stanley
UBS Investment Bank
Wachovia Securities
Securities Offered:	$675,000,000 of 6.75% non-cumulative Dollar Preference Shares, Series Q (the “Series Q Preference Shares”), sold in the form of American Depositary Shares, Series Q (the “Series Q ADSs”).
Offer Price:	$25.00 per Series Q Preference Share
Issuer :	The Royal Bank of Scotland Group plc (the “Group”)
Pricing Date:	May 18, 2006
Settlement Date:	May 25, 2006
Maturity Date:	Perpetual
Dividends:	Non-cumulative dividends will be payable at the rate of 6.75% per annum of the liquidation amount of $25 per Series Q Preference Share. Dividends will accrue from the date of original issuance and will be payable when, as and if declared by the board of directors of the Group quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2006.
Optional Redemption:	The Series Q Preference Shares are redeemable, in whole or in part or from time to time on or after June 30, 2011 at a redemption price of $25 per Series Q Preference Share plus accrued dividends for the then-current dividend period. The Series Q Preference Shares may not be redeemed without the written prior consent of the UK Financial Services.
Issue Ratings:	A1 (Stable) / A (Stable) / AA- (Stable) (Moody’s / S&P / Fitch)
Listing:	NYSE (expected)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.